

William Slattery, CFA
Vice President
Listing Qualifications

<u>By Electronic Mail</u>

December 14, 2017

Mr. Jeffrey Thomas
Chief, IT Services
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Dear Mr. Thomas:

This is to certify that on December 14, 2017 The Nasdaq Stock Market (the "Exchange") received from Cowen Inc. (the "Registrant") a copy of the Registrant's application on 8A 12(b) for the registration of the following security:

7.35% Senior Notes due 2027

We further certify that the security described above has been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking immediate acceleration of the effective date of registration, and we hereby join in such request.

Sincerely,

William Slattery

<u>The Nasdaq Stock Market LLC · 805 King Farm Blvd. · Rockville, MD 20850 · USA · www.nasdaq.com</u>